UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)[1]

Envestnet, Inc.
(Name of Issuer)

Common Stock, par value $0.005 per share
(Title of Class of Securities)

29404K106
(CUSIP Number)

LAUREN TAYLOR WOLFE
CHRISTIAN ASMAR
IMPACTIVE CAPITAL LP
152 West 57th Street, 17th Floor
New York, New York 10019

ELIZABETH GONZALEZ-SUSSMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

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[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON Impactive Capital LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,151,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,151,033

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,033	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%	
14	TYPE OF REPORTING PERSON PN, IA	

1	NAME OF REPORTING PERSON Impactive Capital LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,151,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,151,033

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,033	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON Lauren Taylor Wolfe	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,151,033
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,151,033

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,033	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%	
14	TYPE OF REPORTING PERSON IN	

CUSIP No. 29404K106

1	NAME OF REPORTING PERSON Christian Asmar		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 4,151,033	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 4,151,033	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,151,033		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The 4,151,033 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 4,151,033 Shares beneficially owned by the Impactive Funds is approximately $299,949,607, including brokerage commissions.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 4, 2023, Impactive Capital Master Fund LP, an affiliate of the Reporting Persons (together with the Reporting Persons, "Impactive") delivered a letter to the Issuer, dated January 4, 2023, nominating a slate of highly qualified director candidates, including Wendy E. Lane, Thomas C. Naratil, Michael J. Stanton and Lauren Taylor Wolfe, (collectively, the "Nominees"), for election to the Board at the Issuer's 2023 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning wealth management, software as a service, finance and private equity. Impactive carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience in operations, strategic transformation and public company governance, including decades of experience as senior executives and directors of well-performing companies.

On January 4, 2023, Impactive issued a press release (the "Press Release") announcing that it had nominated the Nominees for election to the Board at the Annual Meeting. In the Press Release, Impactive outlined its concerns with the Issuer's poor operating performance, lack of shareholder alignment, poor Board governance, and disingenuous shareholder engagement. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Wendy E. Lane has served as Chair of Lane Holdings, Inc., a private equity investment company, since 1992. Previously, Ms. Lane was a Principal and Managing Director of the Investment Banking Group at Donaldson, Lufkin & Jenrette Securities Corporation, an investment bank, serving in these and other positions from 1981 to 1992. Prior to that, she was an Investment Banker at The Goldman Sachs Group, Inc. (NYSE: GS), a leading global financial institution that delivers a broad range of financial services across investment banking, securities, investment management and consumer banking, from 1977 to 1980. Ms. Lane has over 30 years of board experience and has overseen strategic, operational, and financial changes at public companies across a range of industries, including some in regulated businesses that handle sensitive data. Presently, Ms. Lane serves on the board of directors of Verisk Analytics, Inc. (NASDAQ: VRSK), a data analytics and risk assessment firm, which she joined in May 2022. Ms. Lane previously served on the boards of directors of NextPoint Financial, Inc. (OTC: NACQF), which was initially a special purpose acquisition company, but currently provides consumer finance and tax advisory services, from August 2020 to July 2021, CoreLogic, Inc. (formerly NYSE: CLGX), a financial, property, and consumer information analytics firm, from November 2020 to February 2021, Willis Towers Watson PLC (NASDAQ: WTW), an advisory and solutions company, from April 2004 to May 2022, MSCI Inc. (NYSE: MSCI), an analytics company, from January 2015 to April 2019, UPM-Kymmene Oyj (formerly NYSE: UPM), a Finnish forest industry company, from March 2005 to April 2018, and Laboratory Corporation of America Holdings (NYSE: LH), a clinical laboratory company, from November 1996 to May 2014. Ms. Lane received a B.A. in Mathematics and French from Wellesley College and an M.B.A. from Harvard Business School.

Thomas C. Naratil most recently served as a member of the Group Executive Board of UBS Group AG (NYSE: UBS) ("UBS"), a global financial services company, from June 2011 to October 2022, President Americas at UBS, from January 2016 to October 2022, and Co-President of Global Wealth Management at UBS, from January 2018 to October 2022. Prior to that, Mr. Naratil served in various other executive level roles, including as President of Wealth Management Americas from January 2016 to January 2018, Group Chief Operating Officer of UBS AG from January 2014 to December 2015, and Group Chief Financial Officer of UBS AG from June 2011 to December 2015. Mr. Naratil began his tenure at UBS in 2000 as Director of the Investment Products Group, which was followed by global roles of increasing responsibility in market strategy, marketing and client development. While at UBS, Mr. Naratil worked with ENV as both a customer and partner, ultimately approving the iCapital, ENV, and UBS Alternatives Exchange announced in 2022. Prior to joining UBS, Mr. Naratil held various positions in wealth management at PaineWebber Inc., an investment bank and stock brokerage firm, from 1983 until it was acquired by UBS in 2000. Additionally, Mr. Naratil served in the United States Army Reserve from 1981 to 1987. Mr. Naratil received his B.A. from Yale University and his MBA from the Stern Graduate School of Business at New York University.

Michael J. Stanton most recently served as Executive Vice President and Chief Financial Officer of Diligent Corporation (formerly NZX: DIL, acquired in a leveraged buyout in 2016 and currently owned by Insight Partners, Clearlake Capital and Blackstone), a software as a service provider for governance, risk, and compliance solutions, from September 2015 to December 2022. During his tenure, Diligent Corporation's valuation increased from ~$300mm to ~$7bn through profitable revenue growth and EBITDA margin expansion. Prior to that, Mr. Stanton served as Senior Vice President of Corporate Finance and Treasurer at Blackboard Inc. (formerly NASDAQ: BBBB, merged with Anthology Inc. in October 2021, n/k/a Anthology Inc.), an educational software as a service provider, from 2000 to 2015, and as a Director serving companies in the technology, media and telecommunications sector at Citigate Dewe Rogerson Ltd., a financial and corporate communications consulting firm, from 1998 to 2000. Mr. Stanton executed and integrated over 50 acquisitions during his tenure at Blackboard and Diligent. Mr. Stanton previously served as Chairman of the Supervisory Board of Brainloop AG, a software provider for secure collaboration on confidential information and documents, from August 2018 to November 2022. Mr. Stanton received a B.A. in History from the College of the Holy Cross.

Lauren Taylor Wolfe is the co-founder and has served as the Managing Partner of Impactive Capital, an active impact investing firm, since its founding in April 2018. Prior to founding Impactive Capital, Ms. Taylor Wolfe served as Managing Director and Investing Partner at Blue Harbour Group, L.P., an investment management firm, from 2007 to January 2018. Earlier in her career, Ms. Taylor Wolfe served as a Portfolio Manager at SIAR Capital LLC, an investment firm specializing in undervalued and emerging growth companies, from 2003 to 2007, and as an Associate at Diamond Technology Partners, a strategic technology consulting firm, from 2000 to 2003. Ms. Taylor Wolfe previously served on the board of directors of HD Supply Holdings, Inc. (formerly NASDAQ: HDS), an industrial distributor, from March 2017 until it was acquired by The Home Depot, Inc. (NYSE: HD) in December 2020. Ms. Taylor Wolfe has served on the 30% Club Steering Committee, an organization dedicated to increasing gender balance on boards and in executive leadership positions, from December 2016 to January 2019 and was an Angel member of 100 Women in Finance from 2016 to 2020. Ms. Taylor Wolfe earned a B.S. in Applied Economics and Communications, magna cum laude, from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania.

Item 5.   Interest in Securities of the Issuer.

        Items 5(a)-(c) are hereby amended and restated to read as follows:

        The aggregate percentage of Shares reported owned by each person named herein is based upon 55,326,136 Shares outstanding as of November 2, 2022, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 9, 2022.

A.   Impactive Capital

(a)   As of the close of business on January 3, 2023, Impactive Capital beneficially owned 4,151,033 Shares held by the Impactive Funds.

        Percentage: Approximately 7.5%

(b)   1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 4,151,033
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 4,151,033

(c)   The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 2 are set forth on Schedule A and are incorporated herein by reference.

B.   Impactive Capital GP

(a)   As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 4,151,033 Shares held by the Impactive Funds.

        Percentage: Approximately 7.5%

(b)   1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 4,151,033
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 4,151,033

(c)   Impactive Capital GP has not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 2 are set forth on Schedule A and are incorporated herein by reference.

C.   Ms. Taylor Wolfe and Mr. Asmar

(a)   Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 4,151,033 Shares held by the Impactive Funds.

        Percentage: Approximately 7.5%

(b)   1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 4,151,033
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 4,151,033

(c)   Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares since the filing of Amendment No. 2. The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 2 are set forth on Schedule A and are incorporated herein by reference.

Item 6.   <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

Item 6 is hereby amended to add the following:

On January 4, 2023, the Reporting Persons entered into a Group Agreement with the Nominees, pursuant to which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, if applicable, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Impactive Capital agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Also on January 4, 2023, Impactive Capital has signed separate letter agreements with each of the Nominees (other than Ms. Taylor Wolfe), pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   <u>Material to be Filed as Exhibits</u>.

Item 7 is hereby amended to add the following exhibits:

99.1   Press release, dated January 4, 2023.

99.2   Group Agreement, dated January 4, 2023.

99.3   Form of Indemnification Letter Agreement.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2023

Impactive Capital LP

By: Impactive Capital LLC
       its General Partner

By: /s/ Lauren Taylor Wolfe
       Name: Lauren Taylor Wolfe
       Title: Managing Member

Impactive Capital LLC

By: /s/ Lauren Taylor Wolfe
       Name: Lauren Taylor Wolfe
       Title: Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

SCHEDULE A

Transactions in the Shares of the Issuer since the filing of Amendment No. 2 to the Schedule 13D

Nature of Transaction	Amount of Shares Purchased	Price per Share ($)	Date of Purchase
	IMPACTIVE CAPITAL LP (through the Impactive Funds)		
Purchase of Common Stock	54,930	57.70	11/30/2022
Purchase of Common Stock	112,697	62.37	12/30/2022

Exhibit 99.1

Impactive Capital Nominates Four Highly Qualified Directors for Election to Envestnet Board

*Contends Envestnet's Persistent Underperformance, Poor Governance,
and Lack of Shareholder Alignment Necessitate Board Change*

Nominees Bring Independence and Oversight as well as Financial and Management Experience Required to Protect and Create Long-Term Shareholder Value

NEW YORK, NY – January 4, 2023 – Impactive Capital, LP ("Impactive"), an active, impact-driven investment firm, which together with its affiliates owns approximately 7.5% of the outstanding common shares of Envestnet, Inc. (NYSE: ENV) ("Envestnet" or the "Company") making it one of the Company's largest shareholders, today announced that it has nominated four highly qualified director candidates for election to the Envestnet Board of Directors (the "Board") in connection with the 2023 Annual Meeting of Shareholders.

Impactive firmly believes in Envestnet's business and the Company's considerable future potential. However, over the past 5 years—during which time 5 of 7 of the Company's current directors have served on the Board, and a sixth was serving as President—Envestnet has underperformed the S&P 500 by 61%,[1] and delivered a total return of a mere 6% as compared to its proxy peer group, which averaged a total return of more than 113%.[2] In the 32 trading days since Impactive's letter to the Board was made public, Envestnet's stock has returned 11%, almost double the Company's cumulative return during the trailing 5-year period, which Impactive contends underscores shareholders' profound dissatisfaction with the Company's current direction and their desire for change.

Moreover, during this period, the Board oversaw a number of disappointing decisions that Impactive believes have resulted in shareholder value destruction, including:

- Dilutive capital allocation and a lack of focus on return on investment;
- Poor operating performance, underpinned by management's apparent lack of expense discipline, as highlighted by the lowest economic EBITDA margins amongst similarly regulated peers;[3]
- Lack of shareholder alignment, as evidenced by the Board's collectively owning less than 1% of Envestnet while allowing management and Board renumeration to expand despite significantly sub-par returns over the past 5 years; and
- Lack of commitment to good governance as shown by maintaining a classified board, and most recently demonstrated by the Board's refusal to constructively engage with Impactive in response to its request for a single Board seat.

Lauren Taylor Wolfe, Co-Founder and Managing Partner of Impactive, said, "Over the past 18 months, during which Impactive has sought to productively engage with the Board, we steadfastly expressed our view that Envestnet is a high-quality business with substantial opportunity for value creation, particularly given its dominant market position. Unfortunately, our efforts to collaborate privately were rebuffed, leaving us with no choice but to publicly express why change is required at Envestnet.

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[1] Compares S&P 500 and Envestnet returns with dividends reinvested from 11/14/2017 through 11/14/2022, the date prior to Impactive's letter being made public. Source: Bloomberg.

[2] "Proxy Peer Group" represents the average total return of peers included in the 2021 Compensation Peer Group, including ACIW, AX, BCOR, FDS, FICO, GWRE, LPLA, MKTX, MORN, MSCI, NEWR, SEIC, SSNC, & ZEN, but excludes EPAY and CSOD which have been taken private and AMK which was not publicly traded for the full time period. 5-year period 11/14/2017-11/14/2022. Source: Bloomberg.

[3] Closest peers include SEIC, SSNC, & AMK.

"Change must begin at the Board level. In our view, the current Board has displayed a lack of management oversight as well as financial and capital allocation expertise, and its willingness to continue to increase compensation for both management and its own members irrespective of performance represents to us an abandonment of fiduciary responsibility."

Impactive's nominees collectively bring public company board experience, financial and capital allocation expertise, and track records of driving long-term shareholder value creation that Envestnet needs to improve its performance, governance, and shareholder alignment. They are:

- **Wendy E. Lane** – *Chair of Lane Holdings, Inc.* Ms. Lane has over 30 years of board experience, having led compensation committees and overseen strategic, operational, and financial changes at public companies in regulated industries that handle sensitive data.
- **Thomas C. Naratil** – *Former Member of the Group Executive Board, President Americas, and Co-President of Global Wealth Management at UBS Group AG.* Mr. Naratil has over 30 years of executive leadership in wealth management and investment banking, as well as a strong understanding of the financial services industry and Envestnet's role in it, having been a partner and client of Envestnet for nearly a decade.
- **Michael J. Stanton** – *Former Executive Vice President and Chief Financial Officer of Diligent Corporation.* Mr. Stanton has significant software, financial, and communications experience directly relevant to Envestnet, and a proven track record of generating returns-driven growth, cost rationalization, and acquisition integration at software companies.
- **Lauren Taylor Wolfe** – *Co-Founder and Managing Partner of Impactive Capital.* As one of the largest shareholders of Envestnet, Ms. Taylor Wolfe would bring an ownership mentality, substantial financial, capital allocation, and investment management expertise, and public company director experience to the boardroom.

Ms. Taylor Wolfe concluded, "Given the disappointing returns, margin underperformance, and questionable governance over which the current Board has presided, we have concluded that change is required for all directors up for election at this year's annual meeting. As such, we are nominating director candidates who we believe will bring the right mix of relevant industry, management, finance, and corporate governance skills, as well as a much-needed ownership mentality, to help create long-term value for all Envestnet shareholders."

<u>**Biographies of Impactive's Nominees**</u>

Wendy E. Lane has extensive experience serving on public company boards in regulated and data and analytics industries, leading compensation, audit, and nomination and governance committees, and unlocking value for shareholders. She has served as Chair of Lane Holdings, Inc., a private equity investment company, since 1992. Previously, Ms. Lane was a Principal and Managing Director of the Investment Banking Group at Donaldson, Lufkin & Jenrette Securities Corporation, serving in these and other positions from 1981 to 1992. Prior to that, she was an investment banker at The Goldman Sachs Group, Inc. from 1977 to 1980. Ms. Lane has over 30 years of board experience and has overseen strategic, operational, and financial changes at public companies across a range of industries, including some in regulated businesses that handle sensitive data. She has served on the board of directors of Verisk Analytics, Inc., a data analytics and risk assessment firm, since May 2022, and previously served on the boards of directors of NextPoint Financial, Inc., CoreLogic, Inc., Willis Towers Watson PLC, MSCI Inc., UPM-Kymmene Oyj, and Laboratory Corporation of America Holdings. Ms. Lane received a B.A. in Mathematics and French from Wellesley College and an M.B.A. from Harvard Business School.

Thomas C. Naratil has a strong understanding of the financial services industry and considerable executive leadership experience, having served as a member of the Group Executive Board of UBS Group AG ("UBS") from June 2011 to October 2022, President Americas at UBS, from January 2016 to October 2022, and Co-President of Global Wealth Management at UBS, from January 2018 to October 2022. Prior to that, he served in various other executive level roles, including as President of Wealth Management Americas, Group Chief Operating Officer of UBS AG, and Group Chief Financial Officer of UBS AG. Mr. Naratil began his tenure at UBS in 2000 as Director of the Investment Products Group, which was followed by global roles of increasing responsibility in market strategy, marketing, and client development. While at UBS, he worked with Envestnet as both a customer and partner, ultimately approving the iCapital, Envestnet, and UBS Alternatives Exchange announced in 2022. Mr. Naratil previously held positions in wealth management at PaineWebber Inc. from 1983 until it was acquired by UBS in 2000. He served in the United States Army Reserve from 1981 to 1987. Mr. Naratil received a B.A. from Yale University and an M.B.A. from the Stern Graduate School of Business at New York University.

Michael J. Stanton has significant experience generating returns-driven growth at software companies, as well as experience in cost rationalization, acquisition integration, finance, and communications. He most recently served as Executive Vice President and Chief Financial Officer of Diligent Corporation (currently owned by Insight Partners, Clearlake Capital, and Blackstone) for governance, risk, and compliance solutions, from September 2015 to November 2022. During his tenure, Diligent Corporation's valuation increased from ~$300mm to ~$7bn through profitable revenue growth and EBITDA margin expansion. Previously, Mr. Stanton spent 15 years as Senior Vice President of Corporate Finance and Treasurer at Blackboard Inc. (merged with Anthology Inc. in October 2021, n/k/a Anthology Inc.), an educational software as a service provider. During his tenure at Diligent Corporation and Blackboard Inc., Mr. Stanton executed and integrated over 50 acquisitions. From 1998 to 2000, he worked as a Director at Citigate Dewe Rogerson Ltd., serving companies in the technology, media, and telecommunications sector. Mr. Stanton has served as Chairman of the Supervisory Board of Brainloop AG, a software provider for secure collaboration on confidential information and documents, since August 2018. He received a B.A. in History from the College of the Holy Cross.

Lauren Taylor Wolfe has deep financial, capital allocation, and investment management expertise, and experience driving long-term shareholder value. As co-founder of Impactive Capital since the firm's establishment in 2018, she is one of the largest shareholders of Envestnet. Prior to founding Impactive Capital, Ms. Taylor Wolfe served as Managing Director and Investing Partner at Blue Harbour Group, L.P., from 2007 to January 2018. Earlier in her career, she served as a Portfolio Manager at SIAR Capital LLC and as an Associate at Diamond Technology Partners. Ms. Taylor Wolfe previously was a director on the board of HD Supply Holdings, Inc., from March 2017 until it was acquired by The Home Depot, Inc. in December 2020. She also served on the 30% Club Steering Committee, an organization dedicated to increasing gender balance on boards and in executive leadership positions, from December 2016 to January 2019, and was an Angel member of 100 Women in Finance from 2016 to 2020. Ms. Taylor Wolfe earned a B.S. in Applied Economics and Communications, magna cum laude, from Cornell University and an M.B.A. from The Wharton School at the University of Pennsylvania.

About Impactive

Impactive Capital, LP is a $2.8 Billion active investment management firm based in New York. Impactive invests in high quality, attractively valued businesses and engages collaboratively with management teams and Boards to unlock shareholder value using capital allocation, operational and returns-linked ESG tools. Investing over a longer term, multi-year time horizon allows Impactive to think and invest like owners to drive long term sustainable returns for all shareholders. For more information please visit: https://www.impactivecapital.com/

Certain Information Concerning the Participants

Impactive Capital LP ("Impactive Capital"), together with the other participants named herein (collectively, "Impactive"), intends to file a preliminary proxy statement and an accompanying WHITE universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2023 annual meeting of stockholders of Envestnet, Inc., a Delaware corporation (the "Company").

IMPACTIVE STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the proxy solicitation are anticipated to be Impactive Capital Master Fund LP ("Impactive Capital Master Fund"), Impactive Capital, Impactive Capital LLC ("Impactive Capital GP"), Christian Asmar, Lauren Taylor Wolfe, Wendy E. Lane, Thomas C. Naratil and Michael J. Stanton.

As of the date hereof, as the investment manager of certain funds and/or accounts, including Impactive Capital Master Fund (collectively, the "Impactive Funds"), Impactive Capital may be deemed to beneficially own the 4,151,033 shares of common stock, par value $0.005 per share, of the Company (the "Common Stock") held by the Impactive Funds, including the 1,000 shares of Common Stock held in record name by Impactive Capital Master Fund. As the general partner of Impactive Capital, Impactive Capital GP, may be deemed to beneficially own the 4,151,033 shares of Common Stock held by the Impactive Funds. Each of Ms. Taylor Wolfe and Christian Asmar, as managing members of Impactive Capital GP, may be deemed to beneficially own the 4,151,033 shares of Common Stock held by the Impactive Funds. As of the date hereof, none of Ms. Lane nor Messrs. Naratil and Stanton own any shares of Common Stock.

Contacts

Media
Gasthalter & Co.
Jonathan Gasthalter/Amanda Shpiner
212-257-4170
Impactive@gasthalter.com

Investors
Okapi Partners LLC
Bruce H. Goldfarb/Alex Higgins/Lisa Patel
212-297-0720

Exhibit 99.2

GROUP AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Envestnet, Inc., a Delaware corporation (the "Company");

WHEREAS, Impactive Capital Master Fund LP, a Cayman Islands exempted limited partnership, Impactive Capital LP, a Delaware limited partnership, Impactive Capital LLC, a Delaware limited liability company, Lauren Taylor Wolfe and Christian Asmar (collectively, "Impactive Capital"), Wendy Lane, Thomas C. Naratil and Michael J. Stanton (collectively, the "Group"), wish to form the Group for the purpose of working together to enhance stockholder value at the Company, including seeking the election of Ms. Lane, Mr. Naratil, Mr. Stanton and Ms. Taylor Wolfe, to the Board of Directors of the Company (the "Board") at the 2023 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 4th day of January 2023 by the parties hereto:

1.   If applicable, in accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/her/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this Group Agreement (the "Agreement") is in effect, each of Ms. Lane, Mr. Naratil and Mr. Stanton agrees to provide Impactive Capital advance written notice prior to effecting any purchase, sale, acquisition or disposition of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Impactive Capital has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Ms. Lane, Mr. Naratil or Mr. Stanton. Each of Ms. Lane, Mr. Naratil and Mr. Stanton agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposition of any securities of the Company without the prior written consent of Impactive Capital.

3.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

4.   Impactive Capital shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agrees to pay directly all such pre-approved expenses.

5.   Each of the undersigned agrees that any filing with the Securities and Exchange Commission, press release or stockholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 3 shall be first approved by Impactive Capital, or its representatives, which approval shall not be unreasonably withheld.

6.   The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Except as provided in Section 1, nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he, she or it deems appropriate, in his, her or its sole discretion, provided that all such transactions are made in compliance with all applicable securities laws.

7.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8.   This Agreement is governed by and will be construed in accordance with the laws of the State of New York. Any legal action or proceeding arising out of the provisions of this Agreement or the parties' investment in the Company shall be brought and determined in the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York.

9.   The parties' rights and obligations under this Agreement (other than the rights and obligations set forth in Section 4 and Section 8 of this Agreement and pursuant to those certain Indemnification Agreements between Impactive Capital and each of Ms. Lane, Mr. Naratil and Mr. Stanton, which shall survive any termination of this Agreement) shall terminate immediately after the conclusion of the activities set forth in Section 3 or as otherwise agreed to by the parties. Notwithstanding the foregoing, any party hereto may terminate his/her/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by email to Elizabeth Gonzalez-Sussman at Olshan at egonzalez@olshanlaw.com.

10.   Each party acknowledges that Olshan shall act as counsel for both the Group and Impactive Capital and its affiliates relating to their investment in the Company.

11.   The terms and provisions of this Agreement may not be modified, waived or amended without the written consent of each of the parties hereto.

12.   To the extent required by applicable law, each of the undersigned parties hereby agrees that this Agreement shall be described in any proxy statement required to be filed in connection with the activities set forth in Section 3.

13.   If applicable, each of the undersigned Parties hereby agrees that this Agreement shall be filed as an exhibit to any Schedule 13D required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

Impactive Capital LP

By: Impactive Capital LLC
           its General Partner

By: /s/ Lauren Taylor Wolfe
           Name: Lauren Taylor Wolfe
           Title: Managing Member

Impactive Capital LLC

By: /s/ Lauren Taylor Wolfe
           Name: Lauren Taylor Wolfe
           Title: Managing Member

/s/ Lauren Taylor Wolfe
Lauren Taylor Wolfe

/s/ Christian Asmar
Christian Asmar

/s/ Wendy Lane
Wendy Lane

/s/ Thomas C. Naratil
Thomas C. Naratil

/s/ Michael J. Stanton
Michael J. Stanton

Exhibit 99.3

IMPACTIVE CAPITAL MASTER FUND LP
c/o IMPACTIVE CAPITAL LP
152 West 57th Street, 17th Floor
New York, New York 10019

_____

Re: Envestnet, Inc.

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Envestnet, Inc. (the "Company") in connection with the proxy solicitation that Impactive Capital Master Fund LP and certain of its affiliates (collectively, the "Impactive Group") is considering undertaking to nominate and elect directors at the Company's 2023 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Impactive Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter (this "Agreement") will set forth the terms of our agreement.

The members of the Impactive Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Impactive Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions, provision to the Impactive Group of false or misleading information (including false or misleading information on any questionnaire you are requested to complete by the Impactive Group or the Company) or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Impactive Group Solicitation and any related transactions (each, a "Loss").

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Impactive Group prompt written notice of such claim or Loss (provided that failure to promptly notify the Impactive Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Impactive Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Impactive Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*   *   *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

IMPACTIVE CAPITAL MASTER FUND LP

By: Impactive Capital GP LLC
        its General Partner

By: _____

        Name: Lauren Taylor Wolfe
        Title: Managing Member

ACCEPTED AND AGREED:

_____

[NOMINEE]